SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “Consent Solicitation for its US$250,000,000 11.375% Notes due 2012 and Tender Offer and Consent Solicitation for its US$71,986,000 10.625% Notes due 2007”.

October 6, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith SEC Form 17-C with a copy of a press release entitled “Consent Solicitation for its US$250,000,000 11.375% Notes due 2012 and Tender Offer and Consent Solicitation for its US$71,986,000 10.625% Notes due 2007”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

October 6, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release entitled “Consent Solicitation for its US$250,000,000 11.375% Notes due 2012 and Tender Offer and Consent Solicitation for its US$71,986,000 10.625% Notes due 2007”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 6, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                 PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release entitled “Consent Solicitation for its US$250,000,000 11.375% Notes due 2012 and Tender Offer and Consent Solicitation for its US$71,986,000 10.625% Notes due 2007”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 6, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

-

Philippine Long Distance Telephone Company

Consent Solicitation for its US$250,000,000 11.375% Notes due 2012 and

Tender Offer and Consent Solicitation for its US$71,986,000 10.625% Notes due 2007

Manila, Philippines, October 6, 2005 – Philippine Long Distance Telephone Company (“PLDT”) announced today that it has commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012 (the “2012 Notes”) to effect certain proposed amendments to the 2012 Notes (the “2012 Notes Consent Solicitation”). In addition, PLDT has commenced a cash tender offer for any and all of its outstanding 10.625% Notes due 2007 (the “2007 Notes”) in the aggregate principal amount of US$71,986,000 and a related solicitation of consents from holders of the 2007 Notes to effect identical proposed amendments to the 2007 Notes (the “2007 Notes Offer to Purchase”).

Proposed amendments. The proposed amendments will, once operative, amend the covenants in the 2012 Notes and the 2007 Notes relating to the limitation on restricted payments and the limitation on indebtedness. Specifically, the proposed amendments would give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and would reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes.

PLDT has significantly de-leveraged since the issuance of the 2012 Notes and the 2007 Notes, utilizing its cash flow from operations supplemented by dividends from its subsidiary Smart Communications, Inc. As a result of PLDT’s improved cash flows and reduced debt levels, PLDT restored the payment of common dividends in May 2005, after suspending common dividend payments in April 2001, and intends to gradually increase its dividend payout in succeeding years. PLDT, therefore, is seeking greater flexibility to make restricted payments, including payment of dividends to its common shareholders At the same time, PLDT’s offer to tighten its leverage ratio affirms its commitment to maintain its leverage ratios at healthy levels.

2012 Notes Consent Solicitation. The 2012 Notes Consent Solicitation will expire at 5:00 p.m., New York City time, on Thursday, October 27, 2005, unless extended or earlier terminated. Only holders of the 2012 Notes that deliver valid consents prior to such deadline will receive a consent payment of US$5 for each US$1,000 principal amount of the 2012 Notes for which consents have been accepted.

The terms and conditions of the 2012 Notes Consent Solicitation, including PLDT’s obligation to accept the consents delivered and pay the Consent Payment, are set forth in PLDT’s Consent Solicitation Statement dated October 6, 2005. PLDT may amend, extend or, subject to certain conditions, terminate the 2012 Notes Consent Solicitation.

2007 Notes Offer to Purchase. The 2007 Notes Offer to Purchase will expire at 5:00 p.m., New York City time, on Friday, November 4, 2005, unless extended or earlier terminated (the “Expiration Time”). Holders of the 2007 Notes who validly tender their notes prior to 5:00 p.m., New York City time, on Thursday, October 27, 2005, unless extended (the “Consent Payment Deadline”), will be entitled to receive US$1,097.50 for each US$1,000 principal amount of the 2007 Notes accepted for payment, which amount comprises (i) a consent payment of US$5 (“Consent Payment”) and (ii) tender offer consideration of US$1,092.50 (“Tender Offer Consideration”). Holders of the 2007 Notes who validly tender their notes after the Consent Payment Deadline but prior to the Expiration Time will be entitled to receive only the Tender Offer Consideration for each US$1,000 principal amount of the 2007 Notes accepted for payment. Holders tendering their notes will be required to consent to the proposed amendments. All holders tendering before the Expiration Time will be paid accrued and unpaid interest on the principal amount tendered to, but excluding, the date such notes are accepted.

Holders of the 2007 Notes may consent to the amendments without tendering their notes. Non-tendering holders that deliver valid consents prior to the Consent Payment Deadline will receive the Consent Payment for each US$1,000 principal amount of the 2007 Notes for which consents have been accepted.

The terms and conditions of the 2007 Notes Offer to Purchase, including PLDT’s obligation to accept the 2007 Notes tendered or the consents delivered and pay the Tender Offer Consideration and the Consent Payment, are set forth in PLDT’s Offer to Purchase and Consent Solicitation Statement dated October 6, 2005. PLDT may amend, extend or, subject to certain conditions, terminate the 2007 Notes Offer to Purchase.

In connection with the 2012 Notes Consent Solicitation and the 2007 Notes Offer to Purchase, PLDT has retained Credit Suisse First Boston as the dealer manager and solicitation agent, Bondholder Communications Group as the information agent and JPMorgan Chase Bank, N.A., as the tender and tabulation agent.

Questions regarding the 2012 Notes Consent Solicitation or the 2007 Notes Offer to Purchase and requests for documents may be directed to Credit Suisse First Boston in Hong Kong at 852-2101-6346 (Alister Moss), in London at 44-20-7888-6999 (Chris Tuffey) or in New York at 1-212-325-7596 (Andrew Karsh), or Bondholder Communications Group in New York at 1-212-809-2663 (Patricia Lawson) or in London at 44-20-7236-0788.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation will be made only by means of the Offer to Purchase and Consent Solicitation Statement dated October 6, 2005 and Consent Solicitation Statement dated October 6, 2005.

This press release contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Any forward-looking statements in this news release are based on certain assumptions and expectations made by PLDT in light of its experience and expectations with respect to future developments and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future events and actual results or developments may differ materially from expectations.

For more information about PLDT, please contact:

Anabelle L. Chua

Treasurer and Senior Vice President

Tel. No: 632-816-8213

Fax No: 632-844-9099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ MA. LOURDES C. RAUSA-CHAN

Name: Ma. Lourdes C. Rausa-Chan

Title: Senior Vice President, Corporate Affairs and Legal

Services Head and Corporate Secretary

Date: October 6, 2005